[Gray Cary Letterhead]

December 21, 2001 VIA FACSIMILE	OUR FILE NO. 1090303-1

Rod J. Howard, Esq.
Brobeck, Phleger & Harrison LLP
Two Embarcadero Place
2200 Geng Road
Palo Alto, CA 94303

Re: Obligations of IKOS and Synopsys Under the Merger Agreement

Dear Rod:

We are in receipt of your letter dated December 19, 2001, which we have provided to the IKOS Board of Directors. We will discuss your client's request for reconsideration of the IKOS Board's December 12, 2001 determinations with respect to the Mentor tender offer at the IKOS Board's next meeting. We call to your attention the standard set forth in Section 5.2 of the Merger Agreement: "the Board of Directors [shall] determine in good faith (after consultation with its outside financial advisor and after considering all terms and conditions of such Takeover Proposal, including the likelihood and timing of its consummation) that such Takeover Proposal...would result in a transaction more favorable to the Company's stockholders from a financial point of view." The Schedule 14D-9 filed by IKOS on December 20, 2001 provides the reasons for the IKOS Board's determination and addresses the issues raised in your letter. A courtesy copy of IKOS' Schedule 14D-9 has been provided to you for your convenience. The IKOS Board properly exercised its good faith in making its determinations and IKOS is complying with its obligations under the Merger Agreement.

IKOS and Synopsys each have obligations under Section 6.1 of the Merger Agreement to act as promptly as practicable to respond to SEC comments on, and use commercially reasonable efforts to cause, the Registration Statement on Form S-4 covering the shares of Synopsys Common Stock to be issued in the Merger to become effective as soon as practicable. We understand that, at Synopsys' request, the parties to the litigations in Delaware Chancery Court have advised the Chancery Court that a meeting of IKOS stockholders to consider the Merger will not be held earlier than March 15, 2002. This is four weeks later than the date initially proposed by IKOS. As IKOS' Delaware counsel has advised Synopsys' Delaware counsel, IKOS would like to hold the stockholder meeting as soon as practicable and if possible on March 15. The uncertainty caused by a prolonged delay of the stockholders' meeting to vote on the Merger would result in significant distraction and adversely impact IKOS' business.

Accordingly, we call upon Synopsys to cooperate with IKOS to prepare amendments to the Registration Statement as promptly as practicable, to respond to the SEC's latest comments as well as to disclose information relating to the Mentor tender offer. We also call upon Synopsys to use commercially reasonable efforts to have the Registration Statement declared effective on or before February 8, 2002, to permit a mailing on or before February 14, 2002, which meets the SEC's requirements for a mailing to stockholders at least 20 business days prior to March 15, 2002. Please advise us of your schedule to prepare amendments to the Registration Statement at your earliest convenience.

Very truly yours,

Gray Cary Ware & Freidenrich LLP

By:	/s/ DIANE HOLT FRANKLE Diane Holt Frankle dfrankle@graycary.com
cc:	Ramon A. Nunez Joseph W. Rockom